

Richard Ray
Board of Directors

A native of North Carolina, Mr. Richard Ray worked with the Owens-Illinois Glass Company as a Mold Maker for twenty-one years. During some of that time he served as President of the American Flint Glass Workers Union Local 42. He also was President of the Durham, NC AFL-CIO Labor Council.

Mr. Ray moved to Georgia in 1977. He served as President of the American Flint Glass Workers Local Union 6 and as Executive Board Member of the American Flint Glass Workers International Union. From 1983 - 1990 he was President of the Atlanta GA AFL-CIO Labor Council. Mr. Ray served as Secretary-Treasurer of the Georgia State AFL-CIO from l990 – 1999 and then in 1999 was elected President of the Georgia State AFL-CIO where he served until November 2011. He was awarded the honor of President Emeritus of the Georgia AFL-CIO upon retirement.

In Georgia, Mr. Ray is presently a member of the Democratic National Committee, Governor's Workforce Investment Board, the Worker's Compensation Advisory Board, the Advisory Council of Labor Studies Program at Georgia State University and the Kid's Chance Board of Directors.

In 2017, the AFL-CIO Labor Awards Committee announced Mr. Ray as the recipient of the Herbert H. Mabry Distinguished Labor Leader of the Year. He and his wife, Marion, have four children, twelve grandchildren and eight great-grandchildren.

 1702 Macy Drive
Roswell, GA 30076

 678-261-8605

 www.cbautogroupinc.com

